

June 25, 2007

Mail Stop 7010

Via U.S. mail and facsimile

Mr. James H. Groh
Heritage Management Consultants, Inc.
19 Shelter Cove Lane,   #101
Hilton Head Island, SC   29928

Re: Sutor Technology Group Limited
        Amendment No. 1 to Registration Statement on Form S-1
        Filed on June 4, 2007
        File No.: 333-141450

Dear Mr. Groh:

We have reviewed your filing and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selected Consolidated Financial Data, page 16

1. We note your disclosure of balance sheet data on page 19. Please help us to understand why your current liabilities in 2004 exceeded your total liabilities in 2004. Revise if necessary.

MD&A – Acquisition of Sutor and Related Financing, page 17

2. Please clarify whether the 3,947,356 shares of your common stock that Ms. Chen placed in escrow are the same as, or are in addition to, the 3,947,356 shares that you sold on February 1.

Results of Operations, page 23

3. We read on page 28 that Changshu Huaye's HDG Steel production line operated in excess of its designed manufacturing capacity during the nine months ended March 31, 2007 to accommodate high market demand. Either under your analysis of liquidity and capital resources or under your analysis of results of operations, please clarify the impact that operating this production line in excess of its designed manufacturing capacity will have on the need for future maintenance or capital expenditures. Please also clarify how long you intend to continue to operate this production line in excess of its designed manufacturing capacity, and the impact this will have on your future results.

Our Customers, page 44

4. Since Changshu Huaye's sales cooperation frame agreement with Shanghai Huaye is scheduled to expire on December 31, 2007, discuss any renewal provisions in the agreement and Changshu's intentions regarding the expiration of this agreement.

Selling Stockholders, page 45

5. Please clarify whether the shares you are registering for resale include those that Ms. Chen has placed in escrow. We may have additional comments upon review of your response.

6. Disclosure elsewhere in your prospectus states that on March 6, 2007, you completed a 1 for 10 reverse stock split of the Series A Preferred Stock. However, in your description of the HFI transaction, you state that 135,000 shares of Series A Preferred have been converted in to 1,350,000 shares of common stock. In your description of the stock issued for consulting services, you state that the 20,122 shares issued to Heritage, Ye Zong and Jingshi Cai were

converted in to 197,196 shares. Please explain the basis upon which these shares were converted into the amounts indicated.

7. As previously requested, state that the selling stockholders who are also broker-dealers are underwriters with respect to the shares that they are offering for resale.

8. Please identify each selling stockholder who is an affiliate of a broker-dealer, in addition to your representation:

   - that the selling security holders purchased in the ordinary course of business; and
   - that, at the time of purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Financial Statements

Financial Statements of Sutor Technology Group Limited and Subsidiaries
Note 1 – Organization and Operations, page 9

9. Please reconcile your disclosure here that Sutor acquired all of the outstanding ownership interest in Changshu Huaye and Jiangsu Cold-Rolled for cash payments of $21.0 million to your disclosure on page 3 that these companies were acquired for cash payments of $12.6 million and $15.1 million, respectively, which totals to $27.7 million. Revise as necessary.

Basic and Diluted Earning per Common Share, page 13

10. We note your presentation of basic and diluted earnings per share for 2007 in which the outstanding preferred stock was all converted to common stock. Specifically, we note that you have adjusted net income in your calculation of basic earnings per share to remove "income applicable to Series A and Series B Preferred Stock." Since this adjustment does not represent dividends on the preferred stock, it is unclear to us that this presentation complies with SFAS 128. Please confirm to us, if true, that this conversion of preferred stock into common stock resulted in no changes to the ownership percentages or rights of any of your shareholders. If our understanding is correct, we believe the most appropriate way to reflect earnings per share is to restate it as if the common stock, instead of the preferred stock, were outstanding for all periods presented.

Note 10 – Stockholders' Equity, page 20

11. We note your discussion of the 20,122 shares of Series A Preferred Stock issued by Bronze to third party consultants, and your response to our prior comment 36. Please tell us if the related consulting expense was considered part of the cost of the private placement that occurred on February 1, 2007, and was netted in equity against the private placement proceeds. If not, please help us to understand how you determined that it was appropriate to value this stock based on the most recent price previously paid for Bronze's Series A Preferred Stock, since we note that this stock was issued in contemplation of the reverse merger with Sutor.

General

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the even the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Melinda Hooker, Accountant at (202) 551-3733 or Jennifer Thompson, Review Accountant at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Dorine H. Miller, Financial Analyst at (202) 551-3711 or, in her absence, contact the undersigned at (202) 551-3766 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director